Exhibit 12.1
CONTINENTAL AIRLINES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Earnings (Loss) Before Income Taxes and Minority Interest	(86)	(449)	186	(649)	(146)	546
Less:
Undistributed Earnings (Losses) of Equity Investees	26	66	23	8	(14)	(1)
Plus:
Interest Expense	198	389	393	372	311	253
Capitalized Interest	(5)	(14)	(24)	(36)	(57)	(57)
Amortization of Capitalized Interest	20	39	38	35	28	21
Portion of Rent Expense Representative of Interest Expense	446	856	847	860	842	786

	547	755	1,417	574	992	1,550

Fixed Charges:
Interest Expense	198	389	393	372	311	253
Portion of Rent Expense Representative of Interest Expense	446	856	847	860	842	786

Total Fixed Charges	644	1,245	1,240	1,232	1,153	1,039

Coverage Adequacy (Deficiency)	(97)	(490)	177	(658)	(161)	511

Coverage Ratio	NA	NA	1.14	NA	NA	1.49